September 17, 2024

Michael Heltzen
Chief Executive Officer
Invizyne Technologies Inc.
750 Royal Oaks Drive, Suite 106
Monrovia, CA 91016

       Re: Invizyne Technologies Inc.
           Amendment No. 5 to Registration Statement on Form S-1
           Filed September 6, 2024
           File No. 333-276987
Dear Michael Heltzen:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 8, 2024, letter.

Amendment No. 5 to Registration Statement on Form S-1
Description of Capital
Long Term Investor Right to Receive Additional Shares, page 56

1. We note you describe the LTIRs as "contractual obligations" of the company. Please either file the written contract evidencing the LTIRs as an exhibit to the registration statement, or, if there is no written instrument evidencing the terms of the LTIRs, revise the prospectus to include a representation that the prospectus contains a full description of the rights and revise your disclosure as necessary. Refer to Item 601(b)(4) of Regulation
       S-K for guidance.
2. Please revise your disclosure to briefly describe the reasons you are granting LTIRs and the purposes they are intended to accomplish, including the purposes of the 90-day direct registration feature, inability to transfer IPO shares without forfeiture and the two-year holding period. For instance, address the length of time the proceeds may be adequate, the
 September 17, 2024
Page 2

       goal of encouraging and rewarding long-term investors, and your intent to provide those investors with an opportunity to double their investment or to neutralize or reduce a potential loss. Please tie this explanation to the example of how the LTIR formula will work, as described on pages 6 and 57.
3. We note that only investors who purchase shares from the underwriter or selected dealer of the underwriter will qualify to receive the IPO Supplemental Shares pursuant to the
       LTIR. In this regard, please explain how investors will be able to determine that they will acquire LTIRs in connection with their purchase. For instance, please explain how investors will know that the dealer from whom they purchased shares in the IPO is a
       "selected dealer of the underwriter" such that they will acquire LTIRs. Also, please revise to explain how you will verify whether an investor purchased shares in the IPO versus through the trading market during the 90 days following the IPO, and how you will enforce the condition that the LTIRs are available only to IPO shareholders.
4. In relation to the LTIRS, because purchasers must hold the shares for two years before the underlying shares become issuable, it is our view that the registration statement must be kept updated through the actual issuance of the shares underlying the long-term investment rights. Please confirm that you will maintain an effective registration statement during the two-year holding period until the shares underlying the rights are issued.
       Please contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Andrew Hudders, Esq.